NGL Energy Partners LP

6120 South Yale Avenue, Suite 805

Tulsa, Oklahoma 74136

January 23, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Bagley

Re:          NGL Energy Partners LP

Registration Statement on Form S-3

Filed December 27, 2019

File No. 333-235736

Dear Ms. Bagley:

Set forth below is the response of NGL Energy Partners LP, a Delaware limited partnership (the “Partnership,” “we,” “us,” or “our”), to the written comment received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated January 14, 2020 with respect to the Registration Statement on Form S-3, filed by the Partnership with the Commission on December 27, 2019, File No. 333-235736 (the “Registration Statement”).

The Registration Statement has been revised in response to the Staff’s comment. Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Marked copies, which show all changes from the Registration Statement as filed on December 27, 2019, are being furnished concurrently for the convenience of the Staff.

For the Staff’s convenience, our response is prefaced by the exact text of the Staff’s comment in bold, italicized text, followed by our response to the Staff’s comment in regular type.

Registration Statement on Form S-3

Our Partnership Agreement

Applicable Law; Forum, Venue and Jurisdiction, page 28

1.                   We note that there is an exclusive forum provision in your partnership agreement, and your disclosure that “[b]y purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claims, suits, actions or proceedings.”  Please clearly disclose whether the exclusive forum provision applies to actions arising under the Securities Act or Exchange Act.  In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.  If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response:

We acknowledge the Staff’s comment, and in response thereto, have included disclosure to describe the effect and applicability of the forum selection clause in the Partnership’s agreement of limited partnership. Please see page 29 of Amendment No. 1 for such disclosure.

[Signature page follows]

Should the Staff have any questions or comments with respect to the foregoing, please contact Henry Havre of Hunton Andrews Kurth LLP at (713) 220-4368.

Very truly yours,

NGL ENERGY PARTNERS LP

By:	NGL ENERGY HOLDINGS LLC,
its general partner

By:	/s/ Robert W. Karlovich III
	Name:	Robert W. Karlovich III
	Title:	Executive Vice President and Chief Financial Officer

Enclosures

CC:       Kurston P. McMurray, NGL Energy Partners LP

Robert W. Karlovich III, NGL Energy Partners LP

G. Michael O’Leary, Hunton Andrews Kurth LLP

Henry Havre, Hunton Andrews Kurth LLP